March 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: John L. Krug, Senior Counsel

RE:

Bazi International, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 23, 2011

Dear Mr. Krug:

We thank you for your comment letter dated March 24, 2011 (the “Comment Letter”) addressed to Bazi International, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed an amended Preliminary Proxy Statement (the “Amendment”).

General

1.

We note that with the exception of the subject proxy statement, you apparently have not filed a proxy or information statement since June 2008.  Since you are registered with the Commission pursuant to Section 12 of the Exchange Act, please provide an explanation why you have not filed required proxy or information statements and your intention with respect to the future filing of proxy or information statements.  We may have additional comments.

RESPONSE:  The Company has not solicited proxies since its annual meeting held in July 2008, nor has it conducted a special or annual meeting of shareholders requiring the dissemination of an Information Statement under the laws of its state of incorporation, Nevada, or the rules and regulations of the Exchange Act.  The Company currently intends to hold an annual meeting of stockholders during the quarter ending September 30, 2011, at which time it will solicit proxies, and therefore file a proxy statement, as required under the Exchange Act.

Proposal 1:  Amendment of the Certificate of Incorporation to Increase the Number of Shares of Authorized Common Stock

2.

Please state the specific number of shares required for the conversion of the promissory notes.  In this regard, please clarify whether the “issuance of shares of Common Stock upon conversion of Convertible Promissory Notes of the Company dated January 26, 2011” are the 1,202,149 shares referred to in the second bulleted point.

RESPONSE:  The shares referenced in the Staff’s Comment Letter reflect the shares to be issued upon conversion of the Convertible Promissory Notes remaining issued and outstanding, which shares were registered on the Registration Statement on Form S-1 declared effective by the Commission on December 23, 2010.  The shares include shares that may be issued in connection with the payment of all future interest payments made in kind, until maturity.  The Amendment contains revised disclosure in response to the Staff’s Comment Letter.

3.

The discussion indicates the Notes were issued to certain investors in connection with sales in March, June, August, and October 2011.  Please advise or revise as appropriate.

RESPONSE:  The closings with respect to the Convertible Promissory Notes occurred in each of the months referenced in the Proxy Statement, and the Staff’s Comment Letter, and the Notes referred to in the Amendment represent unconverted Notes as of the date of the Amendment.  The Amendment has been revised to provide additional clarification in response to the Staff’s Comment Letter.

4.

Please expand the discussion to explain what you mean by the term “reserved.”  In this regard, we note it appears the number of shares you have issued and “reserved” exceed the number of authorized shares.

RESPONSE:  The Amendment contains revised disclosure indicating the shares are required to be issued, rather than reserved for issuance, in response to the Staff’s Comment Letter.

5.

We note your reference to approximately five million shares of common stock reserved for outstanding options, however, your 2003 Stock Incentive Plan was apparently limited to three million shares.  Please advise or revise the discussion to address t his apparent discrepancy.

RESPONSE:  It should be noted that the approximately five million shares referenced in the Staff’s Comment Letter refer to shares of Common Stock reserved for issuance under both the 2003 Stock Incentive Plan and the Company’s 2007 Distributor Option Plan.  The Amendment contains additional disclosure in response to the Staff’s Comment Letter, under both the Proposal 1 and Proposal 2, to reflect the distinction.

6.

We note the reference to your past financings and the fact “these financings are often conducted at a discount to the prevailing market price of the Common Stock.”  Please expand the discussion to describe the discount in your recent financings.

RESPONSE:  The most recent financing was consummated at $0.15 when the share price ranged from a low of $0.15 to a high of $0.33.  The Amendment contains additional disclosure in response to the Staff’s Comment Letter.

7.

We note you are currently engaged in discussions regarding additional financing.  Please expand the discussion to state whether you have any plans, commitments, arrangements, understandings, or agreements, either written or oral, regarding the issuance of common stock subsequent to the increase in the number of authorized shares of common stock.  In this regard, we also note the settlement agreement with John Thomas Financial.

RESPONSE:  The settlement with John Thomas Financial (“JTF”) ended an exclusive investment banking relationship the Company had with JTF, and the settlement shares have already been issued.  Going forward, the Company intends to engage a new investment banking firm, and/or negotiate separately with institutional investors, including those that are current investors in the Company, to provide working capital necessary for the Company to fully execute its business plan.  The Company currently does not have any plans, other than as stated herein or in the Amendment, nor does it have any commitments, arrangements, understandings or agreements, written or oral.  Additional disclosure has been added to the Amendment in response to the Staff’s Comment Letter.

Proposal 2:  Amendment to the Company’s 2003 Stock Incentive Plan to Increase the Number of Shares Available for Issuance Under the Plan by 7,000,000 Shares

8.

Please expand the discussion to state whether you have any plans, commitments, arrangements, understandings, or agreements, either written or oral, regarding the issuance of options or common stock pursuant to the Plan subsequent to the increase in the number of authorized shares of common stock and the number o shares available under the Plan.

9.

RESPONSE:  The Company does not have plans, commitments, arrangements, understandings, or agreements, either written or oral, regarding the issuance of options or common stock pursuant to the 2003 Plan subsequent to the increase in the number of authorized shares of common stock and the number of shares available under the 2003 Plan.  Additional disclosure has been added in response to the Staff’s Comment Letter.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the responses or the Amendment, please contact the undersigned at (303) 336-1425.

Very truly yours,

/s/ John Pougnet

Chief Financial Officer